

January 4, 2024

Edward Schlesinger
Chief Financial Officer
Corning Incorporated
One Riverfront Plaza
Corning, NY 14831

> **Re: Corning Incorporated**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 10-Q for the Period Ended September 30, 2023**
> **File No. 001-03247**

Dear Edward Schlesinger:

We have reviewed your December 19, 2023 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended September 30, 2023

Goodwill , page 27

1. We note your response from prior comment 1 from our letter dated November 17, 2023 and from your 10-K disclosures that you perform a detailed quantitative impairment test every three years and that the last test performed was in 2020. Please tell us the date of your annual assessment completed in 2023 and tell us the percentage by which your estimated fair value exceeded its carrying value for each reporting unit and the specific key assumptions used in the the fair value determination.

Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing